UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated July 3, 2014.	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 3, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	July 3, 2014

Results of the Postal Ballot

Mumbai, July 2, 2014: This is with reference to our Postal Ballot Notice alongwith the Explanatory Statement for seeking the consent of the Shareholders by Special Resolutions vide a Postal Ballot for the following items:-

1.	Approval for payment of minimum remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014;

2.	Approval for payment of minimum remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014;

3.	Approval and ratification of the excess remuneration paid to (late) Mr Karl Slym, Managing Director/his legal heir in view of inadequacy of profits for the financial year ended March 31, 2014;

4.	Borrowing powers of the Board;

5.	Creation of Charges on the Company’s properties; and

6.	To offer or invite for Subscription of Non-Convertible Debentures on private placement basis.

The six Special Resolutions set out in the Notice of the Postal Ballot dated May 22, 2014 require more than three-fourths of the number of votes to be cast in favour of each of the Resolutions in order to pass the Resolutions.

In connection with the above, we would like to inform you that Resolution Nos. 4, 5 and 6 mentioned in the aforesaid Notice were passed by the Shareholders by the requisite majority and Resolution Nos. 1, 2 and 3 have not been passed by the Shareholders by the requisite majority.

Attached are the voting Results of the said Postal Ballot.

Details of the Agenda:

Resolution required: (~~Ordinary~~/Special)
Mode of voting: (~~Show of hands/Poll~~/Postal ballot and E-voting)
In case of ~~Poll~~/Postal ballot/E-voting:

Details for reporting as per Clause 35A of listing agreement based on result of Poll								
Resolution No 1								
	Promoter/Public	**No. of Shares Held**	**No. of votes polled ***	**% of Votes Polled on outstanding shares**	**No. of Votes - in favour**	**No. of Votes - against**	**% of Votes in favour on votes polled**	**% of Votes against on votes polled**
		[1]	**[2]**	**[3]=[(2)/(1)]*100**	**[4]**	**[5]**	**[6]=[(4)/(2)]*100**	**[7]=[(5)/(2)]*100**
1	Promoter and Promoter Group	942784792	939879063	99.69	939879063	0	100.00	0.00
2	Public - Institutional holders	1347158661	626092737	46.48	222764198	403328536	35.58	64.42
3	Public-Others	928736614	578813820	62.32	340202679	238611144	58.78	41.22
	Grand Totals	3218680067	2144785620	66.64	1502845940	641939680	70.07	29.93
Resolution No 2								
1	Promoter and Promoter Group	942784792	939879063	99.69	939879063	0	100.00	0.00
2	Public - Institutional holders	1347158661	626092737	46.48	222764201	403328536	35.58	64.42
3	Public-Others	928736614	578788075	62.32	340172349	238615726	58.77	41.23
	Grand Totals	3218680067	2144759875	66.63	1502815613	641944262	70.07	29.93
Resolution No 3								
1	Promoter and Promoter Group	942784792	939879063	99.69	939879063	0	100.00	0.00
2	Public - Institutional holders	1347158661	626092737	46.48	225892682	400200055	36.08	63.92
3	Public-Others	928736614	578775082	62.32	341003936	237771146	58.92	41.08
	Grand Totals	3218680067	2144746882	66.63	1506775681	637971201	70.25	29.75

Resolution No 4
1 Promoter and Promoter Group 942784792 939879063 99.69 939879063 0 100.00 0.00
2 Public - Institutional holders 1347158661 626079483 46.47 616147022 9932461 98.41 1.59
3 Public-Others 928736614 578760604 62.32 575395245 3365359 99.42 0.58
Grand Totals 3218680067 2144719150 66.63 2131421330 13297820 99.38 0.62
Resolution No 5
1 Promoter and Promoter Group 942784792 939879063 99.69 939879063 0 100.00 0.00
2 Public - Institutional holders 1347158661 626079483 46.47 611623479 14456004 97.69 2.31
3 Public-Others 928736614 578734754 62.31 574917942 3816812 99.34 0.66
Grand Totals 3218680067 2144693300 66.63 2126420484 18272816 99.15 0.85
Resolution No 6
1 Promoter and Promoter Group 942784792 939879063 99.69 939879063 0 100.00 0.00
2 Public - Institutional holders 1347158661 626079483 46.47 616147022 9932461 98.41 1.59
3 Public-Others 928736614 578581161 62.30 574855934 3725227 99.36 0.64
Grand Totals 3218680067 2144539707 66.63 2130882019 13657688 99.36 0.64

*are based on voting rights of Ordinary Shares and ‘A’ Ordinary Shares.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.